Exhibit 9

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in an exhibit in this Annual Report on Form 40-F for the year ended December 31, 2009 of Baja Mining Corp. of our report dated March 26, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 filed with the United States Securities and Exchange Commission under File No. 333-165352 of our report referred to above.

/s/ PricewaterhouseCoopers

Chartered Accountants
Vancouver, British Columbia
March 29, 2010